Exhibit 99.3

Tantech Announces Interim Financial Results for Six Months Ended June 30, 2020

•     Reports 9.3% Increase in Revenue and 100% Increase in Earnings Per Share

LISHUI, China, September 30, 2020 – Tantech Holdings Ltd. (NASDAQ: TANH), ("Tantech" or the "Company"), a clean energy company in China, today announced its unaudited interim financial results for the six months ended June 30, 2020.

Financial Highlights

	For the Six Months Ended June 30,
($ millions, expect per share data and percentages)	2020	2019	% Change
Revenues	$22.9	$21.0	9.3%
Consumer product	$16.2	$20.7	(21.9)%
Trading	$6.3	$0.2	3,180%
Gross profit	$3.1	$3.7	(16.5)%
Gross margin	13.4%	17.6%	(4.2)	percentage points
Operating margin	7.9%	9.0%	(1.1)	percentage points
Net income from continuing operations	$1.0	$1.2	（18.5）	%
Net income (loss) from discontinued operations	$0.00	$(0.76)	(100)%
Net income	$1.0	$0.4	125.3%
Basic/ Diluted earnings per share	$0.04	$0.02	100%

•	Total revenues increased 9.3% to $22.9 million from $21.0 million. Sales in the Company’s trading segment increased significantly due to a demand surge for bamboo charcoal used for air purification and sanitation products, which more than offset a decrease in the Company’s consumer product segment primarily due to the impact of COVID-19 disruptions and closures.

•	Gross profit decreased 16.5% to $3.1 million from $3.7 million, and gross margin decreased by 4.2% to 13.4% from 17.65, primarily due to product mix.

•	Selling expenses decreased 25% to $0.20 million from $0.27 million, primarily reflects a decrease in in-person sales activities due to COVID-19 closures and a shift toward lower cost, online marketing support during the first six months in fiscal 2020 compared to the same period last year.

•	General and administration expenses decreased 48% to $0.76 million from $1.5 million The decrease was primarily attributable to COIVD-19 closures, along with a decrease in professional fees and consulting expenses, as compared to the same period last year.

•	Research and development expenses increased $0.30 million from $0.04 million, primarily due to increased activities related to electrical battery and vehicle research in the Company’s electric vehicle segment, as compared to the same period last year.

•	Other income decreased 50% to $0.02 million from $0.04 million, primarily due to lower government subsidy income, as compared to the same period last year.

•	Net income increased 125.3% to $1.0 million from $0.4 million, with a 100% increase in earnings per share on both a basic and diluted basis to $0.04 from $0.02 in the same period last year.

•	As of June 30, 2020, the Company had a $15.4 million balance of cash and cash equivalents, with total shareholders’ equity of approximately $94.1 million.

Mr. Wangfeng Yan, Chief Executive Officer of Tantech, said, "2020 has been a very challenging year across all industries worldwide. We are truly fortunate that we were able to help people in this time of incredible need and loss. Revenue in our trading segment surged to $6.3 million in the first six months of 2020 from $0.2 million in the year ago period. The strong increase was driven by demand for our bamboo charcoal used for active charcoal masks, air purification and sanitation products in order to combat COVID-19. This growth more than offset the decline in our consumer product segment, which declined due to the temporary suspension of manufacturing activities in compliance with government restrictions around COVID-19. We were able to restart manufacturing activities in the middle of February but had to work with customers and suppliers that continued to face business disruptions and closures. We are pleased to report that we have seen a steady rebound in sales in our consumer product segment, with demand strong through September, as customers continued to purchase our cleaning, purification and deodorization products. We are working to meet the higher than normal seasonal demand levels and expect higher growth in the second half of 2020. Earlier investments we made in our brand, supply chain, strategic inventory and time spent nurturing meaningful relationships are proving critical to us as we maintain full access to raw materials, production facilities and our distribution channel.”

“Given the challenging macro environment at the start of 2020, we made the strategic decision to temporarily scale back our EV development and production efforts at the same time we temporarily suspended our consumer product manufacturing activities. In addition to the COVID-19 closures in the first half of 2020, it was evident our EV production costs would not be covered due to changes in the government rebate policy issued in 2019. We have since resumed full activities in this segment given the strong underlying market growth dynamics for electric vehicles led by a sustainability focus, China’s environmental protection policy, and an improved, state-of-the-art driver experience. We are building our presence slowly and methodically, in order to maximize the impact of our R&D investments and technology advancements in specialty-use EV motors rather than the more competitive, domestic general consumer EV market. We are confident in our position and remain fully committed to the EV sector, which we expect will be a key long-term growth driver for us, but are also open to evaluating certain international markets in Asia, including those for gasoline powered motors, as we strive to maintain well-balanced working capital and positive operating cash flow.”

About Tantech Holdings Ltd.

Established in 2001 and headquartered in Lishui City, Zhejiang Province, China, Tantech, together with its subsidiaries, is now, in addition to be a developer and manufacturer of bamboo-based charcoal, an innovative leader in the design, manufacture and distribution of electric vehicles. The Company has also invested in mining business in 2018 and 2019.

For more information please visit: http://ir.tantech.cn.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Global IR Partners

David Pasquale

New York Phone: +1-914-337-8801

TANH@globalirpartners.com

Tantech Holdings Ltd and Subsidiaries

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30,	December 31,
	2020	2019

Assets
Current Assets
Cash and cash equivalents (Note 3 at VIE)	$15,418,825	$12,440,457
Restricted cash (Note 3 at VIE)	2,830	205,520
Accounts receivable, net (Note 3 at VIE)	43,407,119	39,352,408
Inventories, net (Note 3 at VIE)	1,898,128	595,627
Advances to suppliers, net (Note 3 at VIE)	3,328,762	13,079,889
Advances to suppliers – related party	1,415,000	-
Prepaid taxes (Note 3 at VIE)	2,249,606	2,396,349
Prepaid expenses and other receivables, net (Note 3 at VIE)	81,801	91,377
Total Current Assets (Note 3 at VIE)	67,802,071	68,161,627

Property, plant and equipment, net (Note 3 at VIE)	2,419,897	2,700,034

Other Assets
Manufacturing rebate receivable (Note 3 at VIE)	7,632,838	7,746,116
Intangible assets, net (Note 3 at VIE)	12,553,791	12,959,017
Long-term Investment	23,534,705	23,883,983
Total Other Assets (Note 3 at VIE)	43,721,334	44,589,116
Total Assets (Note 3 at VIE)	$113,943,302	$115,450,777

Liabilities and Stockholders' Equity
Current Liabilities
Short-term bank loans	$6,619,370	$6,861,208
Bank acceptance notes payable (Note 3 at VIE)	1,417,830	205,520
Accounts payable (Note 3 at VIE)	2,653,740	1,650,851
Due to related parties (Note 3 at VIE)	1,055,926	1,626,120
Customer deposits (Note 3 at VIE)	3,959,521	6,955,142
Taxes payable (Note 3 at VIE)	396,930	102,704
Due to third parties	283,000	287,200
Accrued liabilities and other payables (Note 3 at VIE)	1,655,377	1,444,896
Total Current Liabilities (Note 3 at VIE)	18,041,694	19,133,641
Deferred tax liability (Note 3 at VIE)	1,758,774	1,784,875
Total Liabilities (Note 3 at VIE)	19,800,468	20,918,516

Stockholders' Equity
Common stock, $0.001 par value, 50,000,000 shares authorized, 28,888,834 and 28,853,242 shares issued and outstanding	28,889	28,853
Additional paid-in capital	39,343,954	39,310,178
Statutory reserves	6,379,276	6,379,276
Retained earnings	53,283,096	52,058,681
Accumulated other comprehensive loss	(8,986,623)	(7,590,943)
Total Stockholders' Equity attributable to the Company	90,048,592	90,186,045
Noncontrolling interest	4,094,242	4,346,216
Total Stockholders' Equity	94,142,834	94,532,261
Total Liabilities and Stockholders' Equity	$113,943,302	$115,450,777

Tantech Holdings Ltd and Subsidiaries

 Condensed Consolidated Statements of Comprehensive Loss

(Unaudited)

	For the Six Months Ended June 30,
	2020	2019

Revenues	$22,889,784	$20,950,575
Cost of revenues	19,817,263	17,271,777
Gross Profit	3,072,521	3,678,798

Operating expenses
Selling expenses	201,217	266,516
General and administrative expenses	763,945	1,480,952
Research and development expenses	302,553	35,751
Total operating expenses	1,267,715	1,783,219

Income (loss) from operations	1,804,806	1,895,579

Other income (expenses)
Interest income	17,962	31,614
Interest expense	(184,228)	(228,855)
Government subsidy income	10,926	-
Other income, net	6,593	38,200
Total other income (expenses)	(148,807)	(159,041)

Income before provision for income taxes	1,655,999	1,736,538
Provision for income taxes	684,804	545,520
Net income from continuing operations	971,195	1,191,018

Discontinued operation:
Income from discontinued operations, net of tax	-	(759,695)
Net income from discontinued operations	-	(759,695)

Net income	971,195	431,323
Less: net loss attributable to noncontrolling interest from continuing operations	(253,220)	(233,808)
Net income attributable to common stockholders of Tantech Holdings Ltd.	$1,224,415	$665,131

Net income	971,195	431,323
Other comprehensive income (loss):
Foreign currency translation adjustment	(1,394,434)	(4,059,144)
Comprehensive income (loss)	(423,239)	(3,627,821)
Less: Comprehensive loss attributable to noncontrolling interest	(251,974)	(218,403)
Comprehensive income (loss) attributable to common stockholders of Tantech Holdings Ltd.	$(171,265)	$(3,409,418)

Earnings (loss) per share - Basic and Diluted
Continuing operations	$0.04	$0.05
Discontinued operations	$-	$(0.03)
Total	$0.04	$0.02
Weighted Average Shares Outstanding - Basic and diluted
Continuing operations and discontinued operations	28,872,602	28,853,242

Tantech Holdings Ltd and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended June 30,
	2020	2019
Cash flows from operating activities
Net income	$971,195	$431,323
Net loss from discontinued operations	-	759,695
Net income from continuing operations	971,195	1,191,018
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	227,049	237,039
Amortization of intangible asset	216,781	224,708
Amortization of prepaid consulting expense	-	140,738
Loss (gain) from disposal of property, plant and equipment	2,867	(8,017)
Issuance of common stock for service	33,812	-
Changes in operating assets and liabilities:
Accounts receivable - non-related party	(4,653,105)	(2,250,145)
Advances to suppliers	9,607,140	8,132,865
Advances to suppliers- related party	(1,422,000)	-
Inventory	(1,317,697)	123,653
Prepaid expenses and other receivables	8,280	(17,958)
Manufacturing rebate receivable	-	1,591,920
Accounts payable	1,032,112	(303,835)
Accrued liabilities and other payables	232,756	(370,284)
Customer deposits	(2,908,226)	69,605
Taxes payable	409,442	(25,988)
Net cash provided by continuing operations	2,440,406	8,735,319
Net cash provided by discontinued operations	-	2,630,211
Net cash provided by operating activities	2,440,407	11,365,530

Cash flows from investing activities
Acquisition of property, plant and equipment	(9,524)	(104,815)
Proceeds from disposal of property, plant and equipment	21,450	16,214
Net cash provided by (used in) continuing operations	11,926	(88,601)
Net cash used in discontinued operations	-	(470)
Net cash provided by (used in) investing activities	11,926	(89,071)

Cash flows from financing activities
Proceeds from (repayment of) loans from third parties	-	(2,874,595)
Bank acceptance notes payable, net of repayment	1,221,327	(2,048,388)
Proceeds from bank loans	6,652,116	4,242,172
Repayment of bank loans	(6,794,316)	(4,684,372)
Repayment of loans from related parties, net	(557,765)	(534,993)
Net cash used in continuing operations	521,362	(5,900,176)
Net cash provided by discontinued operations	-	-
Net cash used in financing activities	521,362	(5,900,176)

Effect of exchange rate changes on cash, restricted cash and cash equivalents	(198,016)	(429,963)

Net increase (decrease) in cash, restricted cash and cash equivalents	2,775,678	4,946,320

Cash, restricted cash and cash equivalents, beginning of year	12,645,977	9,869,793

Cash, restricted cash and cash equivalents, end of year	$15,421,655	$14,816,113

Supplemental disclosure information:
Income taxes paid	$28,487	$581,843
Interest paid	$168,560	$237,568